Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ Q1 2020

Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2020 first-quarter results

Kinross in strong financial position with robust cash flow and total liquidity of $1.9 billion

Tasiast delivers record production and throughput rates for the second consecutive quarter

Toronto, Ontario – May 5, 2020 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the first-quarter ended March 31, 2020.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 19 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2020 Q1 highlights:

•	Production[1] of 567,327 attributable gold equivalent ounces (Au eq. oz.), and sales of 552,742 Au eq. oz.
•	Reported net earnings[2] almost doubled to $122.7 million, or $0.10 per share, and adjusted net earnings[3] increased by 53% to $127.4 million, or $0.10 per share, compared with Q1 2019.
•	Operating cash flow of $299.6 million and adjusted operating cash flow[3] of $418.6 million, a 19% and 81% increase respectively compared with Q1 2019.
•	Production cost of sales[3] of $754 per Au eq. oz. and all-in sustaining cost[3] of $993 per Au eq. oz. sold, both of which are within the Company’s original annual guidance range.
•	Attributable margin per Au eq. oz. sold[4] increased 33% to $827 per Au eq. oz. compared with Q1 2019, while the average realized gold price increased 21% to $1,581 per ounce compared with Q1 2019.
•	Cash and cash equivalents of $1,138.6 million and total liquidity of $1.9 billion at March 31, 2020. The Company has no debt maturities until September 2021.
•	On March 2, 2020, Moody’s upgraded Kinross’ credit rating to investment grade. Kinross’ debt is now rated investment grade by each of the agencies that cover it – Moody’s, S&P Global Ratings and Fitch Ratings.
•	Three largest producing mines – Paracatu, Kupol and Tasiast – delivered 62% of total production and achieved an average cost of sales of $642 per Au eq. oz., with average costs lower than the previous quarter.
•	Tasiast, for the second consecutive quarter, achieved record quarterly production and a record average throughput rate of 16,100 tonnes per day (t/d), as the mine continues to benefit from the Phase One expansion.
•	On March 10, 2020, a new Paracatu technical report was filed confirming the benefits of an asset optimization program at the mine, which has resulted in a 24% increase in life of mine production compared to the prior report.

COVID-19 response:

•	During the first quarter, all Kinross mines remained in operation and were not materially impacted by COVID-19. However, operations may be challenged over time given the future global impacts of a prolonged crisis.
•	The Company has committed $5.3 million to support host governments and communities in their response to COVID-19, focusing on providing medical supplies, food security and assistance to vulnerable groups.
•	Kinross’ protocols and contingency plans, which the Company began implementing in late January, have continued to safeguard the health and safety of employees, their families and local communities.
•	With the support of host governments, business continuity plans have been prepared and implemented for each site to mitigate operational and supply chain risks.
•	On March 20, 2020, Kinross drew down $750 million from its $1.5 billion revolving credit facility as a precautionary measure to protect against economic and business uncertainties related to the pandemic. The Company does not currently plan to deploy the funds given its strong financial position.
•	On April 1, 2020, the Company withdrew its full-year 2020 guidance as a precautionary measure given the pandemic’s significant global impacts, despite no material impacts on operations to date.

1) Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2) Net earnings figures in this release represent “net earnings attributable to common shareholders.”

3) These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 18 of this news release.

4) Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 1 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2020 first-quarter results.

“During the quarter, we focused on protecting the health and well-being of our employees and communities against the spread of COVID-19 while maintaining the continuity of our operations in a safe manner. As a result of our business continuity plans and precautionary protocols implemented across our global portfolio, and with the support of our host governments, all our mines remained operational during the quarter and were not materially impacted by the pandemic. While we prudently withdrew our 2020 guidance given the pandemic’s significant global impacts, we will continue to work safely on meeting our 2020 operational targets.

“We also took steps to further strengthen our financial position against the economic and business uncertainties caused by the global health crisis. The Company generated strong free cash flow and increased earnings year-over-year, ending the quarter with excellent liquidity, low net debt, and with investment grade credit ratings from all three major rating agencies. During the quarter, our margins increased by 33%, outpacing the 21% increase in average realized gold price.

“Looking forward, we are confident that our commitment to health and safety, our risk mitigation plans, our financial and operational strengths, and our positive relationships with our host governments put us in a strong position to effectively manage through this challenging time. We have built a strong foundation, expect to continue generating strong cash flow, and offer an exciting future and a compelling value opportunity for our shareholders.”

Financial results

Summary of financial and operating results

	Three months ended
	March 31,
(unaudited, expressed in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2020	2019
Operating Highlights
Total gold equivalent ounces(1)
Produced(3)	571,773	611,263
Sold(3)	556,676	603,057

Attributable gold equivalent ounces(1)
Produced(3)	567,327	606,031
Sold(3)	552,742	597,649

Financial Highlights
Metal sales	$879.8	$786.2
Production cost of sales	$421.3	$411.7
Depreciation, depletion and amortization	$193.1	$164.1
Operating earnings	$192.6	$115.4
Net earnings attributable to common shareholders	$122.7	$64.7
Basic earnings per share attributable to common shareholders	$0.10	$0.05
Diluted earnings per share attributable to common shareholders	$0.10	$0.05
Adjusted net earnings attributable to common shareholders(2)	$127.4	$83.3
Adjusted net earnings per share(2)	$0.10	$0.07
Net cash flow provided from operating activities	$299.6	$251.6
Adjusted operating cash flow(2)	$418.6	$230.8
Capital expenditures(4)	$191.4	$243.9
Average realized gold price per ounce(2)	$1,581	$1,304
Consolidated production cost of sales per equivalent ounce(3) sold(2)	$757	$683
Attributable(1) production cost of sales per equivalent ounce(3) sold(2)	$754	$682
Attributable(1) production cost of sales per ounce sold on a by-product basis(2)	$738	$668
Attributable(1) all-in sustaining cost per ounce sold on a by-product basis(2)	$982	$917
Attributable(1) all-in sustaining cost per equivalent ounce(3) sold(2)	$993	$925
Attributable(1) all-in cost per ounce sold on a by-product basis(2)	$1,245	$1,239
Attributable(1) all-in cost per equivalent ounce(3) sold(2)	$1,251	$1,240

1)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
2)	The definition and reconciliation of these non-GAAP financial measures is included on pages 13 to 18 of this news release.
3)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2020 was 93.63:1 (first quarter of 2019 - 83.74:1).

4)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows and excludes “Interest paid capitalized to property, plant and equipment”.

p. 2 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following operating and financial results are based on 2020 first-quarter gold equivalent production. Production and cost measures are on an attributable basis:

Production1: Kinross produced 567,327 attributable Au eq. oz. in Q1 2020, compared with 606,031 Au eq. oz. in Q1 2019. The decrease was mainly due to lower production at Paracatu, Kupol and Chirano, and the end of production at Maricunga, partially offset by higher production at Fort Knox.

Production cost of sales3: Production cost of sales per Au eq. oz. was $754 for Q1 2020, compared with $682 for Q1 2019, which was partly due to cost increases related to COVID-19 impacts. Production cost of sales per Au oz. on a by-product basis was $738 in Q1 2020, compared with $668 in Q1 2019, based on Q1 2020 attributable gold sales of 542,043 ounces and attributable silver sales of 1,001,743 ounces.

All-in sustaining cost3: All-in sustaining cost per Au eq. oz. sold was $993 in Q1 2020, compared with $925 in Q1 2019. All-in sustaining cost per Au oz. sold on a by-product basis was $982 in Q1 2020, compared with $917 in Q1 2019.

Revenue: Revenue from metal sales increased to $879.8 million in Q1 2020, compared with $786.2 million during the same period in 2019.

Average realized gold price5: The average realized gold price in Q1 2020 increased 21% to $1,581 per ounce, compared with $1,304 per ounce in Q1 2019.

Margins: Kinross’ attributable margin per Au eq. oz. sold4 increased 33% to $827 per Au eq. oz. for Q1 2020, compared with the Q1 2019 margin of $622 per Au eq. oz. sold.

Operating cash flow: Adjusted operating cash flow3 for Q1 2020 increased significantly by 81% to $418.6 million, compared with $230.8 million for Q1 2019.

Net operating cash flow was $299.6 million for Q1 2020, an increase of 19% compared with $251.6 million for Q1 2019.

Earnings: Adjusted net earnings3 increased 53% to $127.4 million, or $0.10 per share, for Q1 2020, compared with adjusted net earnings of $83.3 million, or $0.07 per share, for Q1 2019.

Reported net earnings2 almost doubled to $122.7 million, or $0.10 per share, for Q1 2020, compared with net earnings of $64.7 million, or $0.05 per share, in Q1 2019. The increase was mainly due to higher margins, which outpaced the increase in average realized gold price, and lower other operating expense and reduced overhead, partially offset by higher income tax expense.

Capital expenditures: Capital expenditures were $191.4 million for Q1 2020, compared with $243.9 million for the same period last year, primarily due to decreased spending on development projects at Bald Mountain and Round Mountain, which both began production in Q3 2019.

Balance sheet and financial position

As of March 31, 2020, Kinross had cash and cash equivalents of $1,138.6 million, compared with $575.1 million at December 31, 2019. The increase was primarily due to the drawdown of $750 million from the Company’s $1.5 billion revolving credit facility on March 20, 2020 and cash flow from operations during the quarter. This was partially offset by the acquisition of the Chulbatkan development project and repayment of the amount drawn on the revolving credit facility at December 31, 2019.

The Company drew down from its revolving credit facility as a precautionary measure to protect against economic and business uncertainties caused by the COVID-19 pandemic and subsequent government actions. The Company does not currently plan to deploy the funds given its strong financial position.

5) Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

p. 3 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The Company has additional available credit of $805.3 million as of March 31, 2020, and total liquidity of approximately $1.9 billion, with no scheduled debt repayments until September 2021. The Company has total debt of approximately $2.5 billion, and net debt6 of approximately $1.3 billion.

Kinross also drew down $200 million from the $300 million Tasiast project financing facility in early April. The financing, which was signed on December 16, 2019, is an asset recourse loan with the IFC (a member of the World Bank Group), Export Development Canada, ING Bank and Société Générale.

On March 2, 2020, Moody’s Investors Service ("Moody's") announced that it upgraded Kinross’ credit rating to investment grade. Kinross now has investment grade credit ratings from Moody’s, S&P Global Ratings and Fitch Ratings, all three rating agencies that rate the Company’s debt.

Operating results

All of Kinross’ mines remained in operation during Q1 2020 and were not materially impacted by COVID-19. However, over time, the Company’s mines may be challenged with potential disruptions as they continue to operate given the future global impacts of a prolonged crisis.

As previously announced on April 1, 2020, numerous preventative actions have been implemented to safeguard employees and local communities, to help prevent the spread of COVID-19, and to mitigate operational risk. A global platform has been established for sites to share best practices on pandemic response. Each site is complying with COVID-19 related protocols and guidelines in their respective jurisdictions, including implementing detailed site isolation plans to manage cases should they occur and comprehensive physical distancing measures.

For Kinross’ remote camp-based sites, rigorous screening, isolation and quarantine procedures for employees arriving at camp have been implemented. Rotations and shift schedules have been adjusted to limit travel to and from sites.

With the support of host governments, business continuity plans have been prepared and put in place for each site to mitigate operational risk. Sustaining the supply chain and maintaining access to refining capacity have also been key areas of focus for the Company. Kinross continues to work closely with critical suppliers to minimize potential disruptions and has initiated a process to increase stocks of key consumables to at least three months on hand. Kupol, which is in a unique situation due to its location and seasonality of the supply chain, has approximately 12 months of inventory on hand, including fuel. Kinross has also ordered additional critical spares at its other operations, assessed potential disruptions and identified alternative sources of supply.

To help maintain scheduled and timely gold sales, Kinross has contingency plans in place to ensure sustained access to global refining capacity, including actively managing metal shipments and securing alternative transportation channels.

Mine-by-mine summaries for 2020 first-quarter results can be found on pages eight and 12 of this news release. Operational highlights from Q1 2020 include the following:

Americas

At Paracatu, production was lower compared with the previous quarter and year mainly due to a decrease in mill throughput as a result of temporary downtime at the crusher, and temporary lower recoveries primarily related to anticipated variations in ore characteristics during the quarter. Cost of sales per ounce sold was lower quarter-over-quarter mainly due to favourable foreign exchange rates and lower operating waste. Cost of sales per ounce sold was higher year-over-year mainly due to lower mill throughput, partially offset by favourable foreign exchange rates.

6) Net debt is a non-GAAP financial measure defined as “Long-term debt and credit facilities” less “Cash and cash equivalents”.

p. 4 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

On March 10, 2020, a new Paracatu technical report was filed confirming the benefits of an asset optimization program at the mine, which has resulted in a 24% increase in life of mine production compared to the prior report. Paracatu is expected to produce an average of approximately 540k oz. Au annually over 12 years from 2020 to 2031.

At Round Mountain, production decreased quarter-over-quarter mainly due to lower mill grades and fewer ounces recovered from the heap leach pads, while production was largely in line year-over-year. Cost of sales per ounce sold was lower compared with Q4 2019 largely as a result of increased capital development at Phase W during the quarter. Cost of sales per ounce sold was lower compared with Q1 2019 mainly due to the focus on capital stripping during the quarter and lower milling supplies.

At Bald Mountain, production was lower compared with the previous quarter and year mainly due to fewer ounces recovered from the heap leach pads, while the timing of ounces recovered from the Vantage Complex heap leach pads also contributed to lower production compared with Q4 2019. Cost of sales per ounce sold was higher versus both comparable periods largely due to higher operating waste mined, higher labour and contractor costs, and impacts from COVID-19.

At Fort Knox, production was mainly in line quarter-over-quarter and was higher compared with the previous year largely as a result of more ounces recovered from the heap leach pad. Cost of sales per ounce sold was higher compared with the previous quarter and year mainly due to higher operating waste mined and impacts from COVID-19, which affected mining rates. Higher maintenance and power costs also contributed to the increase in costs compared with Q1 2019.

Russia

The Russia region performed as planned during the quarter, with production at Kupol and Dvoinoye decreasing slightly compared to Q4 2019 and Q1 2019 mainly due to anticipated lower grades. Cost of sales per ounce sold was largely in line with the previous quarter and increased compared with Q1 2019 mainly due to lower production.

West Africa

Tasiast continued its strong performance and delivered, for the second consecutive quarter, record quarterly production and throughput. Throughput averaged 16,100 t/d during the quarter, as the mine continued to ramp up capacity. Production was slightly higher quarter-over-quarter and year-over-year mainly due to improved mill performance. Cost of sales per ounce sold increased compared with Q4 2019 mainly due to higher operating waste mined and impacts from COVID-19, which affected mining rates. Cost of sales per ounce sold decreased compared with Q1 2019 primarily due to lower operating waste mined, and reduced contractor and site overhead costs.

The Company issued a news release earlier today regarding a strike at Tasiast which can be found at www.kinross.com. There have been four short labour actions at Tasiast since Kinross acquired the mine, the last being in 2016. The average length of these labour actions have been approximately nine days, and none have had a material impact on the Company.

At Chirano, production was lower quarter-over-quarter and year-over-year mainly due to lower grades in the underground deposits. Cost of sales per ounce sold was higher quarter-over-quarter mainly due to lower production. Higher operating waste mined also contributed to the increase in costs compared with the same period last year, as the re-start of open pit mining only commenced in late in Q1 2019.

Development projects

Tasiast 24k

The Tasiast 24k project continues to progress well. While the project currently remains on schedule to increase throughput capacity to 21,000 t/d by the end of 2021, and then to 24,000 t/d by mid-2023, timing could be challenged by constraints on the global movement of people and supplies caused by prolonged COVID-19-related travel restrictions. The project team is studying potential longer-term impacts and mitigation measures. During the quarter, ongoing debottlenecking work in the processing plant continued, along with critical path construction activities on the power plant.

p. 5 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Chulbatkan

At the Chulbatkan development project in Russia, approximately 23,500 metres of infill, step-out and metallurgical drilling have been completed as of the end of Q1 2020, with encouraging initial results. The drilling program for the rest of the year will focus on updating the high-grade portion of the known resource with the goal of defining and further extending the resource base at year end. The project currently has a large, near-surface estimated mineral resource, with highly continuous mineralization that is open along strike and at depth.

Fort Knox Gilmore

The Fort Knox Gilmore project is progressing on schedule and on budget. Stripping continued during the quarter and all procurement was completed for work planned for 2020, with all critical materials delivered to site. The new Barnes Creek heap leach is expected to be completed in Q4 2020, with construction crews at site and now recommencing activities after the winter season.

La Coipa Restart and Lobo-Marte

Kinross commenced work on the La Coipa Restart project after receiving Board approval on February 12, 2020. In early April 2020, the project team completed the transfer of the mine fleet from the Maricunga operation, which was recently placed on care and maintenance, to La Coipa. The project plan includes refurbishing this mine fleet, along with the existing La Coipa process plant and camp, to mine the Phase 7 deposit. The ramp up of the project’s workforce to start stripping is being challenged by limitations placed on people movement within Chile as part of the country’s COVID-19 response plan, and as a result, first production is expected to be delayed by approximately three months to mid-2022.

The Lobo-Marte pre-feasibility study (PFS) is advancing well and is scheduled to be completed by early summer. The PFS is based on the concept of commencing Lobo-Marte production after the conclusion of mining at Phase 7 and other potential opportunities at adjacent La Coipa deposits.

2020 Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 19 of this news release.

Although the COVID-19 pandemic did not materially impact Kinross operations during the first quarter, 2020 full-year guidance was withdrawn by the Company on April 1, 2020. This prudent decision was due to the significant effect of the pandemic on the world economy, the implications of government-mandated constraints on financial, commercial and business activities, and the potential for further business disruptions and global health impacts.

Favourable fuel prices and foreign exchange rates are expected to provide offsets to some of the incremental costs resulting from Kinross’ contingency measures. The Company will continue to target the safe delivery of its operating plans, notwithstanding the potential impacts of the global crisis.

Q1 2020 conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, May 6, 2020 at 7:45 a.m. ET followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (877) 201-0168; Conference ID: 3084946

Outside of Canada & US – +1 (647) 788-4901; Conference ID: 3084946

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Conference ID: 3084946

Outside of Canada & US – +1 (416) 621-4642; Conference ID: 3084946

p. 6 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This news release should be read in conjunction with Kinross’ 2020 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2020 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

Virtual Annual and Special Meeting of Shareholders

Kinross’ Annual and Special Meeting of Shareholders will be held on Wednesday, May 6, 2020 at 10:00 a.m. ET.

In response to the ongoing public health impact of COVID-19, the Company has elected to hold the meeting via a live audio webcast. Kinross believes this is a prudent approach that prioritizes the health and safety of its shareholders and employees, while still providing the same level of disclosure, transparency and participation as previous annual shareholder meetings.

The virtual meeting will be available online at: http://www.virtualshareholdermeeting.com/KGC2020

The link to the virtual meeting will also be accessible at www.kinross.com and will be archived for later use.

Voting and participation instructions for eligible shareholders are provided in the Company’s Notice of Annual and Special Meeting of Shareholders and Management Information Circular.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 7 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Review of operations

Three months ended March 31, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2020	2019	2020	2019	2020	2019	2020	2019

Fort Knox	51,667	37,613	50,768	37,937	$64.6	$38.8	$1,272	$1,023
Round Mountain	84,465	85,135	85,715	83,614	56.1	56.0	654	670
Bald Mountain	42,087	47,255	42,376	43,230	35.7	29.2	842	675
Paracatu	124,367	146,776	121,197	146,397	87.5	94.9	722	648
Maricunga	-	10,716	1,311	7,624	0.8	4.8	610	630
Americas Total	302,586	327,495	301,367	318,802	244.7	223.7	812	702

Kupol	120,885	130,088	122,024	130,414	76.9	78.0	630	598
Russia Total	120,885	130,088	122,024	130,414	76.9	78.0	630	598

Tasiast	103,837	101,358	93,950	99,758	51.9	66.0	552	662
Chirano (100%)	44,465	52,322	39,335	54,083	47.8	44.0	1,215	814
West Africa Total	148,302	153,680	133,285	153,841	99.7	110.0	748	715

Operations Total	571,773	611,263	556,676	603,057	421.3	411.7	757	683
Less Chirano non-controlling interest (10%)	(4,446)	(5,232)	(3,934)	(5,408)	(4.8)	(4.4)
Attributable Total	567,327	606,031	552,742	597,649	$416.5	$407.3	$754	$682

p. 8 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	March 31,	December 31,
	2020	2019

Assets
Current assets
Cash and cash equivalents	$1,138.6	$575.1
Restricted cash	13.4	15.2
Accounts receivable and other assets	89.5	137.4
Current income tax recoverable	144.8	43.2
Inventories	1,023.3	1,053.8
	2,409.6	1,824.7
Non-current assets
Property, plant and equipment	6,632.2	6,340.0
Goodwill	158.8	158.8
Long-term investments	68.2	126.2
Investment in joint venture	18.4	18.4
Other long-term assets	539.4	572.7
Deferred tax assets	-	35.2
Total assets	$9,826.6	$9,076.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$391.0	$469.3
Current income tax payable	32.7	68.0
Current portion of provisions	50.4	57.9
Other current liabilities	57.5	20.3
Deferred payment obligation	141.5	-
	673.1	615.5
Non-current liabilities
Long-term debt and credit facilities	2,488.0	1,837.4
Provisions	841.0	838.6
Long-term lease liabilities	35.6	38.9
Unrealized fair value of derivative liabilities	22.8	0.8
Other long-term liabilities	92.2	107.7
Deferred tax liabilities	322.7	304.5
Total liabilities	4,475.4	3,743.4

Equity
Common shareholders' equity
Common share capital	$14,941.5	$14,926.2
Contributed surplus	230.4	242.1
Accumulated deficit	(9,706.7)	(9,829.4)
Accumulated other comprehensive income (loss)	(128.7)	(20.4)
Total common shareholders' equity	5,336.5	5,318.5
Non-controlling interest	14.7	14.1
Total equity	5,351.2	5,332.6
Total liabilities and equity	$9,826.6	$9,076.0

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,257,220,950	1,253,765,724

p. 9 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except share and per share amounts)

	Three months ended
	March 31,	March 31,
	2020	2019
Revenue
Metal sales	$879.8	$786.2

Cost of sales
Production cost of sales	421.3	411.7
Depreciation, depletion and amortization	193.1	164.1
Total cost of sales	614.4	575.8
Gross profit	265.4	210.4
Other operating expense	21.9	32.9
Exploration and business development	19.1	19.5
General and administrative	31.8	42.6
Operating earnings	192.6	115.4
Other income (expense) - net	(0.6)	2.7
Finance income	2.0	2.1
Finance expense	(25.7)	(27.5)
Earnings before tax	168.3	92.7
Income tax expense - net	(45.0)	(28.1)
Net earnings	$123.3	$64.6
Net earnings (loss) attributable to:
Non-controlling interest	$0.6	$(0.1)
Common shareholders	$122.7	$64.7

Earnings per share attributable to common shareholders
Basic	$0.10	$0.05
Diluted	$0.10	$0.05

Weighted average number of common shares outstanding (millions)
Basic	1,254.6	1,250.6
Diluted	1,265.3	1,259.1

p. 10 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)

	Three months ended
	March 31,	March 31,
	2020	2019
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$123.3	$64.6
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	193.1	164.1
Share-based compensation expense	4.5	4.6
Finance expense	25.7	27.5
Deferred tax expense (recovery)	68.4	(37.2)
Foreign exchange losses and other	3.6	7.2
Changes in operating assets and liabilities:
Accounts receivable and other assets	(78.6)	14.6
Inventories	7.7	37.4
Accounts payable and accrued liabilities	15.8	(14.2)
Cash flow provided from operating activities	363.5	268.6
Income taxes paid	(63.9)	(17.0)
Net cash flow provided from operating activities	299.6	251.6
Investing:
Additions to property, plant and equipment	(191.4)	(243.9)
Interest paid capitalized to property, plant and equipment	(22.3)	(20.9)
Acquisitions	(128.3)	(30.0)
Net additions to long-term investments and other assets	(1.9)	(6.4)
Net proceeds from the sale of property, plant and equipment	1.5	0.9
Decrease (increase) in restricted cash	1.8	(0.6)
Interest received and other - net	1.0	0.9
Net cash flow used in investing activities	(339.6)	(300.0)
Net cash flow of discontinued operations provided from investing activities
Financing:
Proceeds from drawdown of debt	750.0	160.0
Repayment of debt	(100.0)	(25.0)
Interest paid	(25.6)	(27.3)
Payment of lease liabilities	(4.7)	(3.3)
Other - net	(6.6)	0.2
Net cash flow provided from financing activities	613.1	104.6
Effect of exchange rate changes on cash and cash equivalents	(9.6)	1.7
Increase in cash and cash equivalents	563.5	57.9
Cash and cash equivalents, beginning of period	575.1	349.0
Cash and cash equivalents, end of period	$1,138.6	$406.9

p. 11 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q1 2020	100	6,795	1,859	5,694	0.60	0.23	80%	51,667	50,768	$ 64.6	$ 1,272	$ 19.1	$ 22.8
		Q4 2019	100	7,648	2,615	5,498	0.43	0.20	81%	53,183	55,040	65.9	$ 1,197	37.1	25.0
		Q3 2019	100	7,094	2,097	5,250	0.52	0.21	83%	54,027	51,606	58.3	$ 1,130	37.4	24.7
		Q2 2019	100	4,829	1,811	3,440	0.59	0.20	81%	55,440	55,740	50.7	$ 910	34.9	22.6
		Q1 2019	100	5,796	1,556	4,295	0.72	0.22	84%	37,613	37,937	38.8	$ 1,023	26.0	18.0
	Round Mountain	Q1 2020	100	3,700	954	3,594	0.83	0.43	83%	84,465	85,715	$ 56.1	$ 654	$ 41.8	$ 12.6
		Q4 2019	100	7,408	882	7,140	1.00	0.36	82%	103,501	108,402	79.3	$ 732	62.7	12.6
		Q3 2019	100	7,128	1,004	7,557	1.05	0.32	85%	82,195	81,617	57.5	$ 705	43.1	9.1
		Q2 2019	100	4,074	909	3,910	1.17	0.33	86%	90,833	87,106	57.8	$ 664	58.7	10.2
		Q1 2019	100	3,904	845	3,557	1.31	0.38	86%	85,135	83,614	56.0	$ 670	57.0	7.9
	Bald Mountain (8)	Q1 2020	100	3,254	-	3,254	-	0.55	nm	42,087	42,376	$ 35.7	$ 842	$ 31.5	$ 26.7
		Q4 2019	100	2,928	-	3,007	-	0.48	nm	66,147	65,381	49.8	$ 762	54.6	36.3
		Q3 2019	100	6,494	-	6,494	-	0.41	nm	33,995	37,644	30.6	$ 813	38.9	14.8
		Q2 2019	100	3,725	-	4,138	-	0.36	nm	40,564	31,547	27.0	$ 856	57.3	12.2
		Q1 2019	100	2,659	-	2,836	-	0.48	nm	47,255	43,230	29.2	$ 675	60.4	16.2
	Paracatu	Q1 2020	100	12,350	13,224	-	0.39	-	75%	124,367	121,197	$ 87.5	$ 722	$ 14.4	$ 37.7
		Q4 2019	100	12,393	14,168	-	0.38	-	76%	140,224	140,430	111.1	$ 791	21.4	42.8
		Q3 2019	100	12,442	14,731	-	0.38	-	78%	146,396	145,662	99.5	$ 683	36.8	39.5
		Q2 2019	100	12,307	14,439	-	0.48	-	80%	186,167	186,520	106.8	$ 573	34.5	45.2
		Q1 2019	100	12,393	14,283	-	0.38	-	80%	146,776	146,397	94.9	$ 648	15.0	35.9
	Maricunga (8)	Q1 2020	100	-	-	-	-	-	nm	-	1,311	$ 0.8	$ 610	$ -	$ 0.3
		Q4 2019	100	-	-	-	-	-	nm	3,221	17,455	11.7	$ 670	-	0.4
		Q3 2019	100	-	-	-	-	-	nm	18,016	9,203	7.0	$ 761	-	0.4
		Q2 2019	100	-	-	-	-	-	nm	6,648	9,474	8.0	$ 844	-	0.5
		Q1 2019	100	-	-	-	-	-	nm	10,716	7,624	4.8	$ 630	-	0.4
Russia	Kupol (3)(4)(6)	Q1 2020	100	500	425	-	8.73	-	95%	120,885	122,024	$ 76.9	$ 630	$ 5.6	$ 34.4
		Q4 2019	100	468	435	-	9.14	-	95%	132,009	135,083	83.3	$ 617	15.8	34.8
		Q3 2019	100	338	431	-	9.65	-	95%	137,562	136,088	82.6	$ 607	7.6	32.2
		Q2 2019	100	431	432	-	9.23	-	94%	127,684	124,873	70.2	$ 562	8.3	30.7
		Q1 2019	100	362	425	-	9.62	-	93%	130,088	130,414	78.0	$ 598	7.6	27.4
West Africa	Tasiast	Q1 2020	100	1,160	1,467	-	2.31	-	95%	103,837	93,950	$ 51.9	$ 552	$ 69.2	$ 40.3
		Q4 2019	100	1,129	1,379	-	2.39	-	96%	102,973	101,940	50.4	$ 494	86.1	35.0
		Q3 2019	100	1,010	1,297	-	2.37	-	97%	93,865	86,357	55.1	$ 638	68.2	32.0
		Q2 2019	100	819	1,281	-	2.19	-	97%	92,901	94,748	58.9	$ 622	74.9	32.2
		Q1 2019	100	1,962	1,269	-	2.37	-	97%	101,358	99,758	66.0	$ 662	71.6	31.0
	Chirano - 100%	Q1 2020	90	690	873	-	1.73	-	88%	44,465	39,335	$ 47.8	$ 1,215	$ 5.1	$ 15.9
		Q4 2019	90	737	844	-	2.00	-	91%	48,984	47,186	49.0	$ 1,038	8.0	21.4
		Q3 2019	90	714	801	-	2.02	-	92%	46,641	49,458	50.0	$ 1,011	4.8	22.0
		Q2 2019	90	619	904	-	1.95	-	92%	53,349	51,141	46.7	$ 913	2.7	23.8
		Q1 2019	90	499	908	-	1.97	-	92%	52,322	54,083	44.0	$ 814	3.3	25.4
	Chirano - 90%	Q1 2020	90	690	873	-	1.73	-	88%	40,019	35,401	$ 43.0	$ 1,215	$ 4.7	$ 14.3
		Q4 2019	90	737	844	-	2.00	-	91%	44,086	42,468	44.1	$ 1,038	7.2	19.3
		Q3 2019	90	714	801	-	2.02	-	92%	41,977	44,512	45.0	$ 1,011	4.3	19.8
		Q2 2019	90	619	904	-	1.95	-	92%	48,014	46,027	42.0	$ 913	2.4	21.4
		Q1 2019	90	499	908	-	1.97	-	92%	47,090	48,675	39.6	$ 814	3.0	22.9

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q1 2020: 80.02 g/t, 84.1% Q4 2019: 65.63 g/t, 84.8%; Q3 2019: 67.44 g/t, 87.8%; Q2 2019: 75.29 g/t, 84.9%; Q1 2019: 69.61 g/t, 82.1%
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q1 2020: 93.63:1, Q4 2019: 85.59:1; Q3 2019: 86.73:1; Q2 2019: 87.98:1; Q1 2019: 83.74:1.
(6)	Dvoinoye ore processed and grade were as follows: Q1 2020: 117,502, 9.24 g/t; Q4 2019: 100,685, 9.89 g/t; Q3 2019: 113,497, 9.82 g/t; Q2 2019: 113,872, 9.24 g/t; Q1 2019: 135,529, 7.46 g/t.
(7)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows and excludes “Interest paid capitalized to property, plant and equipment”.
(8)	"nm" means not meaningful.

p. 12 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
(unaudited, expressed in millions of U.S dollars,	Three months ended
except per share amounts)	March 31,
	2020	2019

Net earnings attributable to common shareholders - as reported	$122.7	$64.7
Adjusting items:
Foreign exchange losses (gains)	2.3	(2.1)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	26.3	(1.2)
Taxes in respect of prior periods	(3.0)	5.7
Fort Knox pit wall slide related costs	-	6.5
Restructuring costs	-	9.2
U.S. CARES Act net benefit	(20.4)	-
Other	(0.2)	1.9
Tax effect of the above adjustments	(0.3)	(1.4)
	4.7	18.6
Adjusted net earnings attributable to common shareholders	$127.4	$83.3
Weighted average number of common shares outstanding - Basic	1,254.6	1,250.6
Adjusted net earnings per share	$0.10	$0.07

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 13 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(unaudited, expressed in millions of U.S dollars,	Three months ended
except per share amounts)	March 31,
	2020	2019

Net cash flow provided from operating activities - as reported	$299.6	$251.6

Adjusting items:
Working capital changes:
Accounts receivable and other assets	78.6	(14.6)
Inventories	(7.7)	(37.4)
Accounts payable and other liabilities, including income taxes paid	48.1	31.2
	119.0	(20.8)
Adjusted operating cash flow	$418.6	$230.8

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the interim condensed consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars,	Three months ended
except ounces and production cost of sales per equivalent ounce)	March 31,
	2020	2019

Production cost of sales - as reported	$421.3	$411.7
Less: portion attributable to Chirano non-controlling interest(1)	(4.8)	(4.4)
Attributable(2) production cost of sales	$416.5	$407.3

Gold equivalent ounces sold	556,676	603,057
Less: portion attributable to Chirano non-controlling interest(10)	(3,934)	(5,408)
Attributable(2) gold equivalent ounces sold	552,742	597,649
Consolidated production cost of sales per equivalent ounce sold	$757	$683
Attributable(2) production cost of sales per equivalent ounce sold	$754	$682

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 14 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars,	Three months ended
except ounces and production cost of sales per ounce)	March 31,
	2020	2019

Production cost of sales - as reported	$421.3	$411.7
Less: portion attributable to Chirano non-controlling interest(1)	(4.8)	(4.4)
Less: attributable(2) silver revenue(3)	(16.4)	(17.1)
Attributable(2) production cost of sales net of silver by-product revenue	$400.1	$390.2

Gold ounces sold	545,967	589,825
Less: portion attributable to Chirano non-controlling interest(10)	(3,924)	(5,398)
Attributable(2) gold ounces sold	542,043	584,427
Attributable(2) production cost of sales per ounce sold on a by-product basis	$738	$668

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 15 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars,	Three months ended
except ounces and costs per ounce)	March 31,
	2020	2019

Production cost of sales - as reported	$421.3	$411.7
Less: portion attributable to Chirano non-controlling interest(1)	(4.8)	(4.4)
Less: attributable(2) silver revenue(3)	(16.4)	(17.1)
Attributable(2) production cost of sales net of silver by-product revenue	$400.1	$390.2
Adjusting items on an attributable(2) basis:
General and administrative(4)	31.8	33.4
Other operating expense - sustaining(5)	4.4	5.5
Reclamation and remediation - sustaining(6)	13.5	11.4
Exploration and business development - sustaining(7)	11.9	13.9
Additions to property, plant and equipment - sustaining(8)	66.4	78.4
Lease payments - sustaining(9)	4.3	2.9
All-in Sustaining Cost on a by-product basis - attributable(2)	$532.4	$535.7
Other operating expense - non-sustaining(5)	10.9	16.2
Reclamation and remediation - non-sustaining(6)	1.3	1.7
Exploration - non-sustaining(7)	7.0	5.5
Additions to property, plant and equipment - non-sustaining(8)	122.9	164.7
Lease payments - non-sustaining(9)	0.4	0.4
All-in Cost on a by-product basis - attributable(2)	$674.9	$724.2
Gold ounces sold	545,967	589,825
Less: portion attributable to Chirano non-controlling interest(10)	(3,924)	(5,398)
Attributable(2) gold ounces sold	542,043	584,427
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$982	$917
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,245	$1,239

p. 16 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars,	Three months ended
except ounces and costs per equivalent ounce)	March 31,
	2020	2019

Production cost of sales - as reported	$421.3	$411.7
Less: portion attributable to Chirano non-controlling interest(1)	(4.8)	(4.4)
Attributable(2) production cost of sales	$416.5	$407.3
Adjusting items on an attributable(2) basis:
General and administrative(4)	31.8	33.4
Other operating expense - sustaining(5)	4.4	5.5
Reclamation and remediation - sustaining(6)	13.5	11.4
Exploration and business development - sustaining(7)	11.9	13.9
Additions to property, plant and equipment - sustaining(8)	66.4	78.4
Lease payments - sustaining(9)	4.3	2.9
All-in Sustaining Cost - attributable(2)	$548.8	$552.8
Other operating expense - non-sustaining(5)	10.9	16.2
Reclamation and remediation - non-sustaining(6)	1.3	1.7
Exploration - non-sustaining(7)	7.0	5.5
Additions to property, plant and equipment - non-sustaining(8)	122.9	164.7
Lease payments - non-sustaining(9)	0.4	0.4
All-in Cost - attributable(2)	$691.3	$741.3
Gold equivalent ounces sold	556,676	603,057
Less: portion attributable to Chirano non-controlling interest(10)	(3,934)	(5,408)
Attributable(2) gold equivalent ounces sold	552,742	597,649
Attributable(2) all-in sustaining cost per equivalent ounce sold	$993	$925
Attributable(2) all-in cost per equivalent ounce sold	$1,251	$1,240

1)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
2)	“Attributable” includes Kinross' share of Chirano (90%) production.
3)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
4)	“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
5)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
6)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
7)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

p. 17 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

8)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2020, primarily related to major projects at Tasiast, Round Mountain and Fort Knox. Non-sustaining capital expenditures during the three months ended March 31, 2019, primarily related to major projects at Round Mountain, Bald Mountain and Fort Knox.
9)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
10)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
11)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS

p. 18 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “CEO Commentary”, “Development Projects”, “COVID-19 Response” and “2020 Guidance” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; mine life; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, mine life extensions, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “anticipate”, “assumption” “believe”, “budget”, “continue”, , “estimates”, “expects”, “focus”, “forward”, “goal”, “guidance”, “initiate”, “mitigation”, “on budget”, “on schedule”, , “opportunity”, “outlook”, “plan”, “potential”, “progress”, “schedule”, “target”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our MD&A for the year ended December 31, 2019, and the Annual Information Form dated March 30, 2020 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides (in particular that the effects of the pit wall slides at Fort Knox and Round Mountain are consistent with the Company’s expectations) or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of the Tasiast Phase One expansion, and the development and operation of the 24k Project; operation of the SAG mill at Tasiast; land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and continued operation of the tailings reprocessing facility at Paracatu; and the parliamentary ratification of the Chirano mining permit in a manner consistent with the Company’s expectations; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, and potential amendments to minerals and mining laws and energy levies laws, and the enforcement of labour laws in Ghana, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the pending implementation of revisions to the tax code in Mauritania, and satisfactory resolution of the discussions with the Mauritanian government regarding the Company’s activities in Mauritania including those related to Tasiast Sud, VAT and fuel duty exonerations and the sharing of economic benefits from the operation, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, scoping studies and prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the La Coipa feasibility study and the Lobo-Marte pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates), mine plans for the Company’s mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our current expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; and (18) litigation and regulatory proceedings and the potential ramifications thereof being concluded in a manner consistent with the Company’s expectations (including without limitation the ongoing litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential CERCLA liability). Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2019 and the Annual Information Form dated March 30, 2020. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 19 Kinross reports 2020 first-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce.7

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

7) Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 20 Kinross reports 2020 first-quarter results	www.kinross.com